UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2019

XTI Aircraft Company
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00007

Delaware	37-1589087
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

2209 Green Oaks Lane
Greenwood Village, CO	80121
(Address of principal executive offices)	(Zip Code)

(303) 503-5660
Registrant’s telephone number, including area code

Common Stock, par value $0.001 per share
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 1 -

OTHER INFORMATION	- 4 -

INTERIM FINANCIAL STATEMENTS	- 5 -

In this Semi-Annual Report, references to “XTI,” “we,” “us,” “our,” or the “company” mean XTI Aircraft Company.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report, as well as with our offering statement originally qualified on September 17, 2018 and subsequent amendment qualified on September 16, 2019. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

The company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development. We completed the conceptual engineering report for the TriFan 600 in April 2014 and completed our business model in December 2014.

Operating Results

We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2023 or later.

Across 2017, 2018, and the first half of 2019, we received $1,685,000 for a combination of deposits and convertible notes that represent orders for 81 aircraft under our Aircraft Reservation Deposit Agreement. These funds will not be recorded as revenue until the orders are delivered, which may not be for many years or at all if we do not deliver aircraft to those customers. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement.

Six-Months Ended June 30, 2019 Compared to Six-Months Ended June 30, 2018. Operating expenses for the six-months ended June 30, 2019 was approximately 99% greater than operating expenses for the six-months ended June 30, 2018. The principal drivers of the increase in spending came from an increase in stock compensation expense included within general and administrative expenses offset by reductions in conceptual design and sales and marketing expense. For instance, conceptual design costs to advance development of the TriFan 600 and begin production of our proof of concept aircraft were decreased from $415,800 to $158,444 (a decrease of approximately 62%). Sales and marketing expense decreased from $21,398 to $9,146 (a decrease of approximately 57%). General and administrative costs were increased from $882,019 to $2,456,258 (an increase of approximately 178%). This increase was the result of issuing approximately $1,796,113 in options and warrants to members of the executive management team and other service providers as compensation for services.

Interest expense for this time period increased from $100,345 to $273,772 as we continued to rely on loan financing from related parties (discussed below). Interest expense in the six-months ended June 30, 2019 also included accretion of debt discount of $190,098 associated with the warrants granted with the convertible notes issued in 2018 and 2019.

As a result, our net loss for the six-months ended June 30, 2019 was $(2,897,620) as compared to a net loss of $(1,419,562) for the six-months ended June 30, 2018, an increase of approximately 104%. Our accumulated deficit at June 30, 2019 was $(11,997,508).

Liquidity and Capital Resources

June 30, 2019. As of June 30, 2019, we had cash of $123,759 and a working capital deficit of $(2,448,706) as compared to cash of $556,847 and a working capital deficit of $(1,794,032) at December 31, 2018. Additional current assets include $56,758 held in escrow from the sale of securities under the ongoing Regulation A Offering.

As with the six-months ended June 30, 2018, for the six-months ended June 30, 2019, we funded our operations primarily through the sale of common stock to investors under Regulation A. These sales accounted for net proceeds of $75,518. We also repaid $23,631 in net borrowings under a revolving line of credit of up to $250,000 entered into between the company and our founder, Mr. Brody as of January 1, 2016. Borrowings under the credit revolver accrue interest at a rate of 3.0% per annum. We also repaid $30,000 in convertible notes and issued $60,000 in new convertible notes.

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Included in the current liabilities are convertible notes issued to related parties. Of the $2,027,027 related party note liability, $763,176 is owed to David Brody. The convertible note has a principal amount of $763,176 and accrued interest at a rate of 3.0% per annum. The convertible note has different maturity dates contingent upon the company securing different levels of investment from third parties. Mr. Brody has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the company. The loan with Mr. Brody is included as Exhibit 6.9 to our Offering Statement on the Form 1-A. The company also received loans from Jeffrey Pino, who has since passed away. The notes have a principal amount of $97,268 and bear interest at a rate of 3.0% per annum. In February 2019, the estate of Mr. Pino agreed to accept repayment of the principal amount of the notes without interest payments in exchange for extinguishing the notes. The company repaid $30,000 of these notes in the six months ended June 30, 2019. The notes were payable on demand and are included as Exhibits 6.10 and 6.11 to our Offering Statement on the Form 1-A. The company also received a loan from Robert Denehy in exchange for a convertible promissory note. The convertible note has a principal amount of $500,000 and bears interest at a rate of 10.0% per annum. In October 2018, the principal and accrued interest on this note (totaling $550,000) plus an additional $165,000 of new cash were combined into a new convertible note with a principal balance of $715,000. The original convertible note with Mr. Denehy was cancelled as part of this new note. The remaining note bears interest at a rate of 10.0% per annum. The convertible note with Mr. Denehy is included as Exhibit 6.14 to our Offering Statement on the Form 1-A and is more fully described below in “Interest of Management and Others in Certain Transactions.” The company also received a loan from Saleem Zaheer, a consultant and shareholder of the company, in exchange for a convertible note. The note has a principal amount of $30,000 and bears interest at a rate of 10.0% per annum. The loan with Mr. Zaheer is included as Exhibit 6.15 to our Offering Statement on the Form 1-A.

Currently, the company requires additional capital to continue operations. If we do not receive funding from private investors or our Regulation A Offering, we anticipate that the company will run out of funding in the second half of 2019 based on our current cash balance and burn rate. Sales to private investors may involve primary sales by the company at different terms than those in the Regulation A Offering. Our ability to receive additional investor financing may be harmed should affiliates and other holders of our securities attempt to sell their holdings.

Plan of Operations

The company has developed a detailed plan to complete its preliminary design phase, hire key members of its management team, expand sales and marketing efforts and complete detailed design and development work to support the completion of a 65% scale and production of a full scale flying proof of concept aircraft. The 65% scale prototype is currently being tested. The full scale aircraft is expected to take approximately 2.0 years to produce and the company will require $25 million in total funding during this period. Once the full scale proof of concept has been completed and demonstrated, the company will seek FAA certification for the TriFan 600 and begin preparations for production and manufacturing of the aircraft. The exact time and cost to secure FAA certification and commence production is not known, but we estimate that it will take 4 to 5 years and require at least $175 million in additional funding after completion of the proof of concept.

Investors will note that the above plan is a significant change from our original plan. Our original plan called for a 6 to 8 year timeline and a total cost of more than $400 million. The new plan requires half of the total funding and can be accomplished in a shorter timeframe. The switch to a hybrid-electric propulsion system has yielded significant savings in the engineering and development that will be required to build and certify the aircraft. This change has also reduced the expected sale price of the aircraft from approximately $12 million to only $6.5 million. The company will still be able to achieve the same profit margins at this lower price. We believe this change in expected sale price will expand the potential market for our aircraft. We believe the combination of the lower total cost of development and the expanded market potential increases the probability of successfully developing, funding and flying the TriFan 600.

With the receipt of sufficient financing, we will continue to focus our resources on four key areas: (i) hiring key members of the management team; (ii) pursuing additional funding; (iii) continuing development of the aircraft; and (iv) expanding sales and marketing to enable the company to take refundable customer deposits. With the $1,438,590 received during 2018 from the sale of Common Stock under Regulation A, Common Stock directly to investors and the issuance of convertible notes combined with the issuance of options to management and key vendors, we moved forward in each effort in 2018. We have received additional net proceeds of $75,518 from the sale of Common Stock under Regulation A between January 1, 2019 and August 15, 2019.

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We will continue our design and development efforts by engaging key supply partners to assist in the creation of both the 65% scale and full scale proof of concept aircraft. These aircraft will help to identify and solve potential challenges in certain critical path systems of the aircraft including the engines, batteries, transmission and fly-by-wire system. Key milestones for this process will include:

•	Complete and fly the 65% scale proof of concept aircraft

•	Initiate dialogue with vendors of key components of the full scale proof of concept aircraft

•	Commission and complete trade studies

•	Complete preliminary design of critical path systems

•	Complete and fly the aircraft

We will continue to develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the company to continue taking refundable customer deposits and pre-sales orders. This will be accomplished with the following milestones:

•	Continue existing sales and marketing efforts

•	Build and fly a subscale airplane

•	Attend and exhibit at major international trade shows

•	Receive additional refundable, escrowed deposit orders for the TriFan 600

We believe that increasing awareness of the aircraft and demonstrating customer demand through orders will enable the company to raise additional capital in the future more easily. To date, the company has received orders and deposits for 81 aircraft representing the potential for roughly $525 million of future revenue. However, this revenue may not be earned for many years, or at all if customers cancel their deposits or we do not deliver aircraft to those customers.

The milestones identified above assume that we are able to raise the full $22.5 million from our ongoing Regulation A offering. In that event, the company would expect to accomplish all of the above milestones within the first 24 months. However, we have developed our spending plans in each of these areas to be scalable to the amount of money that we raise in our Regulation A offering. While raising significant funds in our Regulation A offering will allow us to pause some capital raising activities, we will need additional capital to complete our development of the proof of concept and beyond as discussed above. As such, we are pursuing multiple options for such funding, rather than relying on one source. We believe funding will come from a combination of short-term and long-term sources, including potential industry partners and suppliers.

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OTHER INFORMATION

Management of the company has assessed the requirements of the Form 1-U and determined that no other information is required to be included in this semi-annual report that would have been included in the Form 1-U.

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INTERIM FINANCIAL STATEMENTS

The balance sheets of XTI Aircraft Company for the six-months ended June 30, 2019 and fiscal year ended December 31, 2018, and the statements of operations, and cash flows of XTI Aircraft Company for the six-months ended June 30, 2019 and 2018 are included in this semi-annual report. In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

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XTI AIRCRAFT COMPANY

Balance Sheets -
As of June 30, 2019 (Unaudited) and December 31, 2018
Statement of Operations and Statements of Cash Flows -
For the Six Months Ended June 30, 2019 (Unaudited) and 2018 (Unaudited)

XTI AIRCRAFT COMPANY

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XTI AIRCRAFT COMPANY

Balance Sheets

	June 30, 2019	December 31,
	(Unaudited)	2018
Assets

Current assets
Cash	$123,759	$556,847
Escrow receivable	56,758	86,885
Total current assets	180,517	643,732

Non-current assets
Patent, Net	206,503	197,720
Trademarks	7,518	7,518
Total non-current assets	214,021	205,238

Total assets	$394,538	$848,970

Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable	$335,964	$432,262
Accounts payable - related party	560,718	448,909
Accrued Interest	200,081	120,502
Customer Deposit	265,000	175,000
Convertible notes - related party, current portion	920,443	890,444
Revolving line-of-credit - related party	119,544	143,175
Warrant liability	227,472	227,472
Total current liabilities	2,629,222	2,437,764

Long-Term Liabilities
Convertible notes – related party, net of current portion, net of unamortized discount of $158,416 and $348,515 as of June 30, 2019 and December 31, 2018, respectively	1,106,584	916,485
Total liabilities	3,735,806	3,354,249

Commitments and contingencies

Stockholders’ deficit
Common stock, $0.001 par value, 100,000,000 shares authorized at June 30, 2019 and December 31, 2018, and 38,670,483 and 38,476,770 shares issued and outstanding, respectively	38,553	38,477
Additional paid-in capital - contribution from stockholder	8,617,687	6,556,893
Retained deficit	(11,997,508)	(9,100,649)
Total stockholders’ deficit	(3,341,269)	(2,505,279)

Total liabilities and stockholders’ deficit	$394,538	$848,970

See notes to financial statements.

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XTI AIRCRAFT COMPANY

Statements of Operations

	For the Six Months Ended
	June 30,
	(Unaudited)
	2019	2018
Operating expenses
Conceptual design	$158,444	$415,800
Sales and marketing	9,146	21,398
General and administrative	2,456,258	882,019
Total operating expenses	2,623,848	1,319,217

Operating loss	(2,623,848)	(1,319,217)

Interest expense	(273,772)	(100,345)

Net loss	$(2,897,620)	$(1,419,562)

Note: In the opinion of management all adjustments necessary to make interim financial statements not misleading have been included.

See notes to financial statements.

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XTI AIRCRAFT COMPANY

Statements of Cash Flows

	For the Six Months Ended
	June 30,
	(Unaudited)
	2019	2018
Cash flows from operating activities
Net loss	$(2,897,620)	$(1,419,562)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization	6,572	2,408
Accretion of debt discount to interest expense	190,098	54,288
Stock issuance for compensation	190,000	130,000
Stock compensation expense	1,617,155	489,243
Warrant compensation expense	178,958	-
Changes in operating assets and liabilities
Deposits	-	-
Prepaids	-	-
Trademark	-	-
Accounts payable	(96,298)	136,987
Accounts payable - related party	111,809	(51,632)
Customer Deposit	90,000	10,000
Accrued interest	79,579	46,057
	2,367,872	817,346
Net cash used in operating activities	(529,748)	(602,216)

Cash flows from investing activities
Patent	(15,355)	(69,416)
Net cash used in investing activities	(15,355)	(69,416)

Cash flows from financing activities
Proceeds from convertible notes	30,000	-
Proceeds from Reg A offering, net	75,518	286,586
Proceeds held in escrow	30,127	-
Revolving line-of-credit, net	(23,631)	(21,980)
Proceeds from common stock issuance	-	331,950
Net cash provided by financing activities	112,014	596,556

Net increase in cash	(433,088)	(75,076

Cash - beginning of period	556,847	436,973

Cash - end of period	$123,759	$361,897

See notes to financial statements.

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XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” or “we”) is a privately owned aviation business incorporated in Delaware in 2009 to develop vertical takeoff airplanes. XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. Once developed, this vertical takeoff airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development.

Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of June 30, 2019, the Company has cash and escrow receivables totaling $180,517, current liabilities totaling $2,629,222, and losses from inception totaling $11,997,508, raising substantial doubt about the Company’s ability to continue as a going concern.

In order for the Company to continue as a going concern, management’s plan is to expand its financing plans to include potential additional closings under Regulations A offerings. Nonetheless, to date the Company has not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that the Company will be able to secure additional debt or equity financing, will be able to obtain positive cash flow operations, or that, if the Company is successful in any of those actions, those actions will produce adequate cash flow to enable the Company to meet future obligations. If the Company is unable to obtain additional debt or equity financing, operations may need to be reduced or ceased. The inability or failure to secure adequate debt or equity financing could adversely affect the Company’s business, financial condition, and results of operations.

Cash

The Company holds cash in a checking account. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded. As of June 30, 2019 and December 31, 2018, $242,400 and $227,046, respectively, of patents had been awarded. Amortization expense of $6,572 and $2,403 has been recorded for the six month period ended June 30, 2019 and 2018, respectively. For pending patents and trademarks, the Company will begin amortizing over their respective useful lives once awarded.

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XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

Conceptual Design Costs

Conceptual design costs, also referred to as research and development costs, of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan. For the six months ended June 30, 2019 and 2018, the Company incurred conceptual design cost expenses of $158,444 and $415,800, respectively.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the six months ended June 30, 2019 and 2018, the Company incurred advertising and promotion expenses of $9,146 and $21,398, respectively. As of June 30, 2019 and 2018, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes was provided for the period from January 1, 2015 through September 25, 2016, as the stockholders of the Company were taxed on their proportionate share of the Company's income.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of June 30, 2019.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at June 30, 2019 and 2018.

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XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 2 – Revolving Line-of-Credit – Related Party

On January 1, 2016, the Company entered into a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually. The revolving line-of-credit has a maturity date of January 1, 2020 and through the date the financials were available to be issued has not been repaid by the Company. As of June 30, 2019 and December 31, 2018, the balance on the revolving line-of-credit was $119,544 and $143,175, respectively.

Note 3 – Convertible Notes – Related Party

In August 2015, the revolving line-of-credit agreement was superseded and replaced by a convertible note agreement. The stockholder remains the lender under this agreement. The convertible note has a principal amount of $763,176 and accrues interest at a rate of 3% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $5.0 million in total from investors;
•	$250,000 matures once the Company receives at least $10.0 million in total from investors; and
•	$263,176 matures once the Company receives at least $15.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The terms of the conversion state that the shares to be issued to the stockholder upon a conversion shall be equal to the value of shares based on a $35 million pre-money valuation of the Company. The conversion may occur at any time on or before the third maturity date noted above. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company. As of June 30, 2019 and December 31, 2018, the outstanding balance was $763,176.

During 2015, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $97,268 and bears interest at a rate of 3.0% per annum. The holder of this note may demand repayment of the note at any time and has the option to receive repayment of the note in either cash or in shares of common stock of the Company based on the fair market value of the Company’s common stock on the date of the conversion. As of June 30, 2019 and December 31, 2018, the outstanding balance was $67,268 and $97,268, respectively.

During 2017, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $500,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date of November 2023 interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. In October 2018, the principal and accrued interest on this note (totaling $550,000) plus an additional $165,000 of new cash were combined into a new convertible note with a principal balance of $715,000. The original convertible note was cancelled as part of this new note. The remaining note bears interest at a rate of 10.0% per annum.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before November 1, 2023. On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $579,851 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2018 because the note is immediately convertible into common stock.

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During 2017, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date noted below.

The convertible note matures upon the earlier of:

•	60 days after the Company flies its first prototype of the TriFan 600; or

•	December 31, 2018

During 2018, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before November 1, 2023. On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $500,780 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2018 because the note is immediately convertible into common stock.

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XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 4 – Stockholders’ Equity

On December 30, 2014, the Board of Directors amended and approved the authorization of 100,000,000 shares of common stock with a par value of $0.001.

On January 1, 2015, the Company granted 10,869,565 shares to the Company’s Board of Directors, Officers, and consultants. These shares were recorded at par value of $0.001, which was the grant date fair value of the common stock. At various times during 2015, the Company’s Founder contributed a total of $272,370 and was granted 24,900,000 shares of common stock.

On September 23, 2016, the Company completed an initial close under its Reg A filing. The Company sold 559,274 shares of common stock at a value of $1.00 per share for gross proceeds of $559,274 to 243 different individual investors. As of June 30, 2018, proceeds of $65,503 were held in escrow and recorded as an asset on the balance sheet.

In conjunction with the initial close under its Reg A filing the Company issued 138,667 warrants to a service provider to purchase common stock with an exercise price of $0.30 per warrant. The warrants are exercisable for a period of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $136,444, with the remaining $328,482 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash.

During 2017, the Company completed closings under its Reg A Filing and sold 378,178 shares of common stock at a value of $1.00 per share for gross proceeds of $378,178 to 452 different individual investors. As of December 31, 2017, proceeds of $65,503 were held in escrow and recorded as an asset on the balance sheet. Offering costs totaling $25,482 have been netted against the gross proceeds received during 2017.

The Company issued 50,500 additional warrants to the same service provider during 2017. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $40,259, with the remaining $312,937 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value.

During 2018, the Company completed additional closings under its Reg A Filing and sold 319,863 shares of common stock at a value of $1.00 per share for gross proceeds of $319,863 to 180 different individual investors. As of June 30, 2019 and December 31, 2018, proceeds of $0 and $7,650, respectively, were held in escrow and recorded as an asset on the balance sheet for this offering. This offering was closed in July 2018.

The Company issued 27,500 additional warrants to the same service provider during 2018 with an exercise price of $1.00 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $30,960, with the remaining net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value.

On September 19, 2018, the Company initiated a new Reg A filing that offered shares for sale at a value of $1.50 per share. During 2018, the Company completed closings under this Reg A filing and sold 66,655 shares of common stock at a value of $1.50 per share for gross proceeds of $99,983 to 38 individual investors. As of December 31, 2018, proceeds of $79,235 were held in escrow and recorded as an asset on the balance sheet.

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During the first six months of 2019, the Company completed closings under this Reg A filing and sold 62,046 shares of common stock at a value of $1.50 per share for gross proceeds of $93,069 to 60 individual investors. As of June 30, 2019, proceeds of $56,758 were held in escrow and recorded as an asset on the balance sheet.

The Company issued 4,222 additional warrants to the same service provider during 2018 with an exercise price of $1.50 per share. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $4,362 with the remaining net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash.

During 2018, the Company issued 313,335 shares of common stock to various service providers in exchange for services performed for the Company. These shares were valued by the Company at the common stock offering price in its Regulation A offerings live at the time of each issuance, ranging from $1.00 to $1.50 per share. Total compensation expense recorded for the year ended December 31, 2018 under these arrangements was $360,003.

During 2018, the Company issued 331,900 shares of common stock at $1.00 per share for gross proceeds of $331,900. Two of these issuances included warrants to purchase a total of 105,000 shares of common stock at an exercise price of $1.00 per share. The warrants are exercisable upon the date of grant through the contractual term of 1 year. The Company considered accounting guidance and determined that the warrants are equity classified. The fair value of the warrants was determined to be $11,226, which was netted from the gross proceeds in recording these stock issuances to additional paid-in capital.

Stock Option Plan

During 2017 the Company adopted the 2017 Employee and Consultant Stock Ownership Plan (“2017 Plan”). The Company may issue awards up to a maximum of 6,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

On October 21, 2017 the Company issued 2,230,954 stock options to employees and consultants. Each option was fully vested on the date of grant with an exercise price of $1.00 and expire 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: stock price - $1.00; exercise price - $1.00; expected term - 5 years; volatility - 100.6%; risk free yield - 2.03%; dividend rate - 0%. The grant date fair value for the options was $1,678,301 which was recorded as stock based compensation for the year ended December 31, 2017.

During 2018, the Company issued 762,346 stock options to consultants. Each option was fully vested on the date of grant with exercise prices ranging between $1.00 to $1.50. Each option grant expires 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term - 5 years; volatility – 86.5%; risk free yield between 2.69% and 3.14% (depending on the date of grant); dividend rate - 0%; stock price of $1.00 or $1.50 (based on the price per share available to the public through the applicable Reg A offering); exercise price of either $1.00 or $1.50. The grant date fair value for the options was $558,508 which was recorded as stock-based compensation for the year ended December 31, 2018.

During 2019, the Company issued an additional 1,686,970 stock options and warrants to employees and consultants. The Company valued the stock options and warrants using the same assumptions as used for the issuances in 2018. The grant date fair value for the options and warrants was $1,796,113 which was recorded as stock based compensation for the six-months ended June 30, 2019.

Note 5 - Related Party Transactions

See Notes 2 and 3 for disclosure of related party revolving line-of-credit and convertible notes.

In addition, on October 1, 2015, the Company executed a consulting agreement with its founder and stockholder. The consulting agreement with the Company provides that if and when the Company receives $20 million or more in investments from third parties (excluding further investment from its founder), the founder will receive compensation totaling $240,000 in recognition of services as Chairman, President, and Secretary performed between January 1, 2014 and December 31, 2015.

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XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 5 - Related Party Transactions (continued)

The Company also conducts business with a vendor that is owned by one of the Company’s officers and stockholders and currently provides the Company with consulting CFO work. For the six months ended June 30, 2019 and 2018, the Company paid this vendor $11,300 and $27,182, respectively. The Company owed this vendor $38,000 and $34,500 as of June 30, 2019 and December 31, 2018, respectively.

The Company conducts business with one of the Company’s officers and Board members who currently serves as the Company’s CEO. For the six months ended June 30, 2019 and 2018, the Company paid this vendor $106,268 and $165,326, respectively. The Company owed this vendor $170,974 and $100,974 as of June 30, 2019 and December 31, 2018.

The Company conducts business with a number of vendors and consultants that hold common stock, options and / or warrants in the Company that provide various services in the normal course of operations. The Company owed these vendors $351,744 and $313,435 as of June 30, 2019 and December 31, 2018, respectively.

Note 6–Subsequent Events

The Company filed an amended Form 1-A with the Securities and Exchange Commission (“SEC”) in order to extend its offering of common stock of up to $22.5 million. This offering was qualified by the SEC on September 16, 2019.

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INDEX TO EXHIBITS

Exhibit 2.1	Certificate of Incorporation (AVX Aircraft Technologies, Inc.) -- September 29, 2009 (1)
Exhibit 2.2	Certificate of Amendment to the Certificate of Incorporation (AVX Aircraft Technologies, Inc.) (2)
Exhibit 2.3	Bylaws of AVX Aircraft Technologies, Inc. -- September 30, 2009 (3)
Exhibit 2.4	Certificate of Validation and Certificate of Amendment -- November 10, 2015 (4)
Exhibit 4	Form of Subscription Agreement (5)
Exhibit 6.1	Consulting Agreement with David E. Brody -- October 1, 2015 (6)
Exhibit 6.2	Consulting Agreement with Answer Engineering, LLP -- May 1, 2014 (7)
Exhibit 6.3	Director Services Agreement with Jeff Pino -- January 1, 2015 (8)
Exhibit 6.4	Consulting Agreement with Dennis Olcott -- January 1, 2015 (9)
Exhibit 6.5	Consulting Agreement with Charles Johnson -- January 1, 2015 (10)
Exhibit 6.6	Consulting Agreement with David A. Bovino -- August 1, 2015 (11)
Exhibit 6.7	Agreement with Acuity Advisors (12)
Exhibit 6.9	Unsecured Convertible Promissory Note with David Brody -- August 31, 2015 (13)
Exhibit 6.10	Promissory Note with Jeffrey Pino -- September 30, 2015 (14)
Exhibit 6.11	Promissory Note with Jeffrey Pino -- December 11, 2015 (15)
Exhibit 6.12	Consulting Agreement with Robert LaBelle – February 1, 2017 (16)
Exhibit 6.13	Revolving Credit Promissory Note with David E. Brody – January 1, 2016 (17)
Exhibit 6.14	Convertible Promissory Note with Robert Denehy – October 25, 2017 (18)
Exhibit 6.15	Convertible Promissory Note with Saleem Zaheer – October 30, 2017 (19)
Exhibit 6.16	Posting Agreement with StartEngine Crowdfunding, Inc. – June 27, 2018 (20)
Exhibit 6.17	Amended Convertible Promissory Note with Robert Denehy – November 1, 2018 (21)
Exhibit 6.18	Consulting Agreement with Robert LaBelle – January 1, 2019 (22)
Exhibit 7	Assignment and Assumption Agreement -- July 30, 2013 (23)

 (1) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-1.htm.

(2) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-2.htm.

(3) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-4.htm.

(4) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-3.htm.

(5) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419044535/tv529414_ex4.htm.

(6) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-1.htm

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(7) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-2.htm.

(8) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-3.htm.

(9) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-4.htm.

(10) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-5.htm.

(11) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-6.htm.

(12) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-7.htm.

(13) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-9.htm.

(14) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-10.htm.

(15) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460016000066/exhibit611.htm.

(16) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-12.htm.

(17) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-13.htm.

(18) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-14.htm.

(19) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-15.htm.

(20) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418039859/tv495253_ex6-16.htm.

(21) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-17.htm.

(22) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-18.htm.

(23) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit7.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company

By David E. Brody,

Signature:	/s/ David E. Brody
Chairman of the Board

Date: September 24, 2019

This semi-annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ David E. Brody
David E. Brody, President and Chairman

Date: September 24, 2019

/s/ Robert J. LaBelle
Robert J. LaBelle, CEO and Director

Date: September 24, 2019

/s/ Andrew Woglom
Andrew Woglom, Chief Financial Officer and Chief Accounting Officer

Date: September 24, 2019

/s/ Paul Willard
Paul Willard, Director

Date: September 24, 2019

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